FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from August 27, 2002 to September 5, 2002

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: September 5, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A:	Metallica Resources Inc. Confirmation of Mailing of 2nd Quarter Report to Shareholders for the six months ended June 30, 2002.
Exhibit B:	Metallica Resources Inc. Press Release #02-09 dated September 5, 2002.
Exhibit C:	Metallica Resources Inc. Material Change Report dated September 5, 2002.

Exhibit A

EQUITY
TRANSFER
SERVICES INC.

August 29, 2002

Dear Sir or Madam:

RE: **METALLICA RESOURCES INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 29, 2002.

Second Quarter Report for the Six months ended June 30, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

Exhibit B

PRESS RELEASE

METALLICA
RESOURCES INC

Press Release No. 02-09

METALLICA RESOURCES ANNOUNCES A 72% INCREASE IN TONNAGE OF SECONDARY COPPER MINERALIZATION AT THE EL MORRO PROJECT

Toronto, Ontario, September 5, 2002 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) announces that Noranda Inc. has completed an update of last year's Inferred Mineral Resource estimate for the La Fortuna area on Metallica Resources' El Morro porphyry copper-gold property located in Chile.

The update is as follows:

	0.3% Copper Cutoff			**0.4% Copper Cutoff**			**0.5% Copper Cutoff**		
	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)
Supergene	122,000	0.66	0.32	103,000	0.71	0.35	85,000	0.77	0.37
Primary	468,000	0.53	0.50	362,000	0.58	0.54	255,000	0.64	0.56
Total	590,000	0.56	0.46	465,000	0.61	0.50	340.000	0.67	0.51

HIGHLIGHTS

- Based on Noranda's resource estimate and a 0.4 percent copper cutoff, the La Fortuna zone is calculated to contain 6.2 billion pounds of copper and 7.4 million ounces of gold.

- The 2002 estimate is calculated down to the 3400-meter elevation, 100 meters deeper than the 2001 estimate. One diamond drill hole, DDHF-39, continues in strong mineralization to an elevation of 3,073 meters or over 325 meters below the current Inferred Mineral Resource estimate. Based on the geological cross-sections and the assays from DDHF-39, Metallica estimates an additional possible mineral deposit of over 100 million tonnes grading 0.55 percent copper and 0.46 grams per tonne gold at a copper cutoff of 0.4 percent lies below the current Inferred Mineral Resource. This possible mineral deposit is conceptual in nature and may be the target of future exploration. It is uncertain if further exploration will convert the possible mineral resource into a mineral resource.

- Compared to Noranda's 2001 Inferred Mineral Resource estimate, the secondary, or supergene, resource has increased by 72 percent in tonnage with an additional 600 million pounds of contained secondary copper.

- The additional secondary copper, occurring mainly to the north and northwest as well as topographically higher than the high-grade primary mineralization, will enhance the economics of the deposit by providing more near surface mineralization to potentially reduce the waste to ore ratio of an open-pit mine.

- Compared to Noranda's 2001 Inferred Mineral Resource estimate, the total resource at a 0.4 percent copper cutoff has increased by 13 percent in tonnage, with an additional 700 million pounds of contained copper.

Noranda's Inferred Mineral Resource estimate for the La Fortuna zone has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves.

The resource estimate study was conducted using Gemcom software under the supervision of qualified Noranda professionals. The estimate is based on a block model with a block size of 20 meters on a side and a 15 meters vertical bench height. The copper and gold values were interpolated using an ordinary kriging algorithm. The primary and supergene zones were interpolated separately for copper and in combination for gold.

All drill core samples were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda's Drill Core Sampling and Analysis Protocols, developed through Noranda's Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Persons who supervised the design and conduct of work performed on the El Morro property were John Sullivan, Director of the El Morro project and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda.

Ritch Hall, President and CEO of Metallica, stated: "Metallica is delighted with the increase in the amount of near surface secondary copper and its potential to enhance the economics of the project, especially in view of the fact that Noranda's program this year focused on exploration targets away from the Fortuna deposit."

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It is well funded and currently has 32.4 million common shares outstanding. Please visit Metallica's website at www.metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

Exhibit C

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

September 5, 2002

Item 3. Press Release

The press release attached as Exhibit "A" was released over Business Wire in the United States and CNN Mathews in Canada on September 5, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. announces that Noranda Inc. has completed an updated inferred resource estimate for the La Fortuna area on Metallica's El Morro copper-gold porphyry project in Chile. The updated inferred resource estimate contains 465 million tonnes grading 0.61% copper and 0.50 grams per tonne gold at a cut-off grade of 0.4% copper. The updated inferred resource estimate equates to 6.2 billion pounds of copper and 7.4 million ounces of gold. The 2002 updated inferred resource estimate when compared to Noranda's 2001 inferred resource estimate represents a 13% increase in tonnage and a 700 million pound increase in contained copper.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit "A".

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. **Senior Officers**

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on September 5, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO

METALLICA
RESOURCES INC

PRESS RELEASE

EXHIBIT #A

Press Release No. 02-09

METALLICA RESOURCES ANNOUNCES A 72% INCREASE IN TONNAGE OF SECONDARY COPPER MINERALIZATION AT THE EL MORRO PROJECT

Toronto, Ontario, September 5, 2002 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) announces that Noranda Inc. has completed an update of last year's Inferred Mineral Resource estimate for the La Fortuna area on Metallica Resources' El Morro porphyry copper-gold property located in Chile.

The update is as follows:

	0.3% Copper Cutoff			**0.4% Copper Cutoff**			**0.5% Copper Cutoff**		
	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)
Supergene	122,000	0.66	0.32	103,000	0.71	0.35	85,000	0.77	0.37
Primary	468,000	0.53	0.50	362,000	0.58	0.54	255,000	0.64	0.56
Total	590,000	0.56	0.46	465,000	0.61	0.50	340.000	0.67	0.51

HIGHLIGHTS

- Based on Noranda's resource estimate and a 0.4 percent copper cutoff, the La Fortuna zone is calculated to contain 6.2 billion pounds of copper and 7.4 million ounces of gold.

- The 2002 estimate is calculated down to the 3400-meter elevation, 100 meters deeper than the 2001 estimate. One diamond drill hole, DDHF-39, continues in strong mineralization to an elevation of 3,073 meters or over 325 meters below the current Inferred Mineral Resource estimate. Based on the geological cross-sections and the assays from DDHF-39, Metallica estimates an additional possible mineral deposit of over 100 million tonnes grading 0.55 percent copper and 0.46 grams per tonne gold at a copper cutoff of 0.4 percent lies below the current Inferred Mineral Resource. This possible mineral deposit is conceptual in nature and may be the target of future exploration. It is uncertain if further exploration will convert the possible mineral resource into a mineral resource.

- Compared to Noranda's 2001 Inferred Mineral Resource estimate, the secondary, or supergene, resource has increased by 72 percent in tonnage with an additional 600 million pounds of contained secondary copper.

- The additional secondary copper, occurring mainly to the north and northwest as well as topographically higher than the high-grade primary mineralization, will enhance the economics of the deposit by providing more near surface mineralization to potentially reduce the waste to ore ratio of an open-pit mine.

- Compared to Noranda's 2001 Inferred Mineral Resource estimate, the total resource at a 0.4 percent copper cutoff has increased by 13 percent in tonnage, with an additional 700 million pounds of contained copper.

Noranda's Inferred Mineral Resource estimate for the La Fortuna zone has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves.

The resource estimate study was conducted using Gemcom software under the supervision of qualified Noranda professionals. The estimate is based on a block model with a block size of 20 meters on a side and a 15 meters vertical bench height. The copper and gold values were interpolated using an ordinary kriging algorithm. The primary and supergene zones were interpolated separately for copper and in combination for gold.

All drill core samples were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda's Drill Core Sampling and Analysis Protocols, developed through Noranda's Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Persons who supervised the design and conduct of work performed on the El Morro property were John Sullivan, Director of the El Morro project and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda.

Ritch Hall, President and CEO of Metallica, stated: "Metallica is delighted with the increase in the amount of near surface secondary copper and its potential to enhance the economics of the project, especially in view of the fact that Noranda's program this year focused on exploration targets away from the Fortuna deposit."

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It is well funded and currently has 32.4 million common shares outstanding. Please visit Metallica's website at www.metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.